                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board Meeting approves the draft 2004 accounts

For the purposes of greater clarity in the presentation of Telecom Italia Media SpA and Group performance figures for 2004, key earnings and operations data, down to operating income level, are compared with  data for fiscal year 2003, having taken into account the Seat Pagine Gialle SpA demerger, effective as of August 1, 2003, and changes in the scope of consolidation  for the periods under comparison.

All the operating results for fiscal year 2004 show improvements on equivalent terms

Consolidated revenues increased by 14.6%

Gross operating profit positive for Euro 24.4 million

(negative for Euro 2.5 million in 2003)

Operating income on the rise, up 22.1% at Euro -88.7 million

(from Euro -113.9 million in 2003)

Net financial debt at the end of 2004 Euro 169.5 million

(Euro 58.7 million cash as of December 31, 2003)

impacted by the De Agostini Group settlement

(payment of Euro 325 million) partially offset by the proceeds of the capital increase (Euro 121.4 million)

Strong growth of the Internet Unit compared to 2003

Tin.it: both revenues and gross operating profit rose during the year (+19.5% and +31.3% respectively) ; the operating result amounted to Euro 18.3 million (as against Euro 2.2 million in 2003); the number of ADSL customers has doubled since the end of 2003; with 730 hot-spots as of December 31 2004 (of which 603 are active), TIN.IT is one of the leading

WI-FI networks in Italy;

Virgilio: is amongst Italy’s leading portals with 7.9 billion pageviews (+19.5% compared to 2003) and 14.3 million unique browsers (+9.2% compared to 2003); revenues were up by 23.2% over 2003 and the company has turned an operating profit for the first time

Television Area: both audience and revenues (+22.4%) have risen

LA7: the pay-per-view digital terrestrial TV service was successfully launched after rights were acquired for three years on home  games of the following football teams: Bologna, Brescia, Cagliari, Chievo, Fiorentina, Lecce, Palermo, Parma and Reggina

LA7: audience share increased to 2.6% in December (up from 2.2% in December 2003); gross advertising income grew by 16.6%

MTV: overall gross advertising income grew (+16.4%) with an 18.3% increase in the domestic segment; the operating results rose sharply (+78.9%); audience: over 8.3 million viewers per day (source: Makno)

Buffetti: sales showed signs of recovery (+0.5%) after falling by 8% on an annual basis in the two-year period 2002-2003;

profitability has improved; the parent company’s net result showed a profit for the first time since 2001

Milan, February 23, 2004 – Today, the Board of Directors of Telecom Italia Media (Telecom Italia Group), chaired by Riccardo Perissich, analyzed and approved the 2004 draft annual accounts.

Introduction

For the purposes of greater clarity in the presentation of Telecom Italia Media SpA and Group performance figures for 2004, key earnings and operations data, down to operating income level, are compared with  data for  fiscal year 2003, having taken into account the Seat Pagine Gialle SpA  demerger, effective as of August 1, 2003, and latter changes in the scope of  consolidation. The changes in the scope of consolidation occurred in 2003 essentially consist of the divestment of several office product companies within the Buffetti Group and the acquisition of TM News, owner of APCom, and, in 2004, the disposal of Cipi and the GPP Group. Lastly, Telecom Italia Media SpA and consolidated figures for fiscal year 2004 were impacted by the settlement reached with the De Agostini Group (a related press release was issued on June 28, 2004).

Telecom Italia Media Group results in fiscal year 2004

Revenues amounted to Euro 596.6 million, with a 14.6% growth on equivalent terms compared to Euro 520.7 million for FY 2003. The Group’s organic growth was mainly influenced by the performance of the Internet Business Unit, which showed a 20.6% growth in revenues and by the Television Business Unit, which posted a 22.4% increase in revenues.

Gross operating profit went into the black reaching Euro 24.4 million,  an increase of Euro 26.9 million, on equivalent terms, compared to fiscal year 2003 (Euro -2.5 million); the ratio of  gross operating profit  to revenues also grew, rising from -0.5% to +4.1%. Growth was driven by higher turnover in all business areas, and improved operating efficiency.

Operating income improved by 22.1% on equivalent terms, with respect to the previous year, reaching Euro -88.7 million compared to Euro -113.9 million in 2003.

Consolidated net financial debt at December 31, 2004, was Euro 169.5 million (compared to Euro 58.7 million cash as of December 31, 2003 and to a net debt position of 256.2 million as of September 30, 2004). This figure was impacted by the settlement with the De Agostini Group, which entailed an overall disbursement of Euro 325 million, offset in part by the sale of the stake in Webfin (Euro 42.6 million) and the yield of the capital increase effected during the period (Euro 121.4 million); in addition, said figure does not take into account the credits for Euro 126 million arising from the sale of tax credits to the parent company Telecom Italia, which will be cashed-in in June 2006.

Total consolidated shareholders’ equity at December 31, 2004, was Euro 327.2 million (compared to Euro 230.3 million at September 30, 2004 and Euro 474.2 million at December 31, 2003).

At December 31, 2004, the Group’s personnel totaled 1,805 employees against 1,719 at the end of 2003, based on the same scope of consolidation. The newly recruited staff have been assigned to the internet and television units that featured the highest growth-rates in turnover.

In December 2004, Telecom Italia Media was included in the Ethibel Investment Register for companies that have reached high quality standards in terms of sustainability and social responsibility in the various sectors and countries in which they operate. A growing number of European and global financial institutions consult the Ethibel Investment Register for guidance in making socially responsible investments.

Results by Business Unit

INTERNET

Revenues of the Internet Business Unit for financial year  2004 amounted to 302.8 million Euro, an increase of 20.6% compared to 2003 (Euro 251 million), due to the positive performance of both areas of this unit (Internet access and Portal), particularly to revenue growth from the sale of ADSL products. Gross operating profit for 2004 amounted to Euro 67 million, thus increasing (+40.6%) compared to 2003 (Euro 47.6 million). The operating result showed a profit of Euro 17.3 million, as against a loss of Euro 4.4 million in financial year 2003.

In particular:

•

Tin.it revenues for 2004 grew by 19.5% to Euro 265.4 million (Euro 222.1 million in  financial year 2003). Results for the year improved across the board: gross operating profit increased by 31.3% to Euro 58.4 million (Euro 44.5 million in 2003); operating income increased by Euro 16 million compared to 2003, reaching Euro 18.3 million. In 2004, development of the Wi-Fi network continued. As of December 31, the network consisted of 730 hot spots, of which 603 are active and 127 currently being activated, making Tin.it’s hot spot network one of Italy’s most extensive in terms of number of locations. Lastly, in 2004, the number of Tin.it’s ADSL customers doubled, now totaling 296,000 (as against 148,000 in 2003).

•

Matrix, which owns the Virgilio Portal and search engine, posted revenues of Euro 43.7 million,  an increase of  23.2% from Euro 35.5 million in 2003. Profitability also improved significantly: gross operating profit rose to Euro 8.6 million from Euro 3.1 million in 2003; the company turned a profit for the first time, with a positive operating result of Euro 1 million (as against a loss of Euro 4.7 million in 2003). As of December 31, 2004, Virgilio confirmed itself as one of Italy’s most popular portals, counting approximately 14.3 million unique browsers (+9.2% compared to December 31, 2003); at the end of 2004, pageviews totaled 7.9 billion (+19.5% compared to December 31, 2003).

TELEVISION

The Television Business Unit’s overall revenues for 2004 amounted to Euro 138.2 million, showing a marked increase (+22.4%) compared to 2003 (Euro 113 million), driven by the performance of total gross advertising income, which increased by 16.5% compared to 2003, reaching Euro 159.8 million. Gross operating result, despite the higher costs sustained for trials of digital terrestrial television (Euro 15.6 million) and enrichment of the programming, remained in keeping with figures for 2003, and totaled Euro -28.8 million (compared to Euro -28,7 million in 2003). The operating result of Euro -79.7 million (Euro -71.2 million in 2003) also reflects the aforesaid costs for experimenting with digital terrestrial television; excluding these costs, the operating result for the period would improve by 7.8% to stand at Euro -64.3 million, as against Euro -69.8 million in 2003.

In particular:

•

LA7 successfully continued to strengthen its brand and editorial image, and showed a very positive performance after the launch of the new autumn schedule, with a gradual increase of its audience share month after month, reaching a 2.6% audience share in Autumn 2004, up 22% compared to the 2.2% share registered in December 2003 (source: Auditel). Gross advertising income rose by 16.6% to Euro 80.6 million in 2004 (Euro 69.1 million in 2003). Turnover amounted to Euro 62.4 million up by 14.7% over the figure of Euro 54.4 million for 2003; operating profit, net of costs for digital terrestrial television, also improved (gross operating profit  increased by 16% and the operating result by 6% over figures for 2003).

•

MTV maintained its status as Italy’s number one youth TV channel, with revenues of Euro 80.4 million (+25.3% over 2003) and an operating result that significantly improved compared to FY 2003 (Euro 7.3 million in 2004 as against Euro 4.1 million in 2003). The net result remained well in the black, with profits of Euro 3.8 million as against Euro 2.4 million in 2003. Overall gross advertising income, inclusive of both the domestic and international segments, amounted to Euro 79.2 million, up by 16.4% since the end of 2003 (Euro 68.1 million), and reflecting a growth of 18.3% in the domestic segment. Audience number also improved significantly over the year, with over 8.3 million viewers tuning in to MTV every day, according to the survey carried out by Makno as part of the Italian Observatory of the Television System.

The commitment towards the development of digital terrestrial television is as firm as ever: in 2004, La7 acquired the rights to broadcast football matches of Bologna, Brescia, Cagliari, Chievo, Fiorentina, Lecce, Palermo, Parma and Reggina (overall value of the transaction: Euro 32 million). The service, offered on a pay-per-view basis using prepaid smart cards, was successfully launched on January 22, 2005, with La7’s broadcast of the Bologna-Cagliari match that became the first ever football match broadcast using digital terrestrial television technology on a pay-per-view basis in Italy.

OFFICE PRODUCTS & SERVICES

Revenues of the Office Products & Services Business Unit for 2004 amounted to Euro 126.8 million, reflecting a reversal (+0.5%) of the downtrend in sales observed in previous years (-8% on an annual basis in the two-year period 2002-2003). The uptrend was primarily due to the development of new products. Profitability also improved significantly, with the operating result showing a profit of Euro 1.1 million on equivalent terms, as against a loss of Euro 1.6 million in 2003. The net result of the Buffetti SpA Group trebled and went in the black for the first time since 2001, with a net profit of Euro 0,6 million.

Comparison between figures for FY 2004 and the historical data for FY 2003

Following the spinoff and the changes in the consolidation area, insufficient equivalence exists to draw any meaningful comparison between Telecom Italia Media consolidated and statutory accounts for 2004 and the data contained in the 2003 financial statements, since the latter also include the first seven months of Seat Pagine Gialle’s businesses that were sold as part of the spinoff. These figures are nevertheless provided in attached tables as well as in the 2004 Annual Report, which will be published on the Telecom Italia Media website.

In particular, it must be pointed out that for Telecom Italia Media SpA, financial year 2004 ended with a net loss of Euro 21.4 million as against a net loss of Euro 72.6 million in 2003. Apart from the positive trends of ordinary operations, this result also reflects the net charges arising from the settlement with the De Agostini Group (Euro 130.3 million) and the extraordinary income (Euro 182.3 million) generated through the write-back of shareholdings that in previous years had been written down solely for tax purposes (the “Vietti” Law).

§§§

Calling of the General Shareholders’ Meeting

The Board has entrusted the Chairman with the task of calling a General Shareholders’ Meeting on April 4, 2005.

The General Meeting will focus on the approval of the financial statements for 2004, the appointment of a new Board of Directors on the basis of competing lists of candidates as required under the Bylaws, and appointment of Reconta Ernst&Young SpA as the independent auditors for the three-year period 2005-2007.

§§§

The results for 2004 will be presented to the financial community during a conference call, starting at 4 pm (Italian Standard Time). Journalists are invited to follow the presentation over the telephone at the number: +39 06 33485042. For those who are unable to follow the live conference call, a recorded version of the presentation will be available for 48 hours at the number: +39 06 334843 (access code 71023#).

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

TELECOM ITALIA MEDIA S.p.A.
RECLASSIFIED STATEMENT OF INCOME

(in thousand of euro)	Year 2004 a	Year 2003 Restated figures b	Year 2003 Total	Change Absolute (a-b)	Change %
A. Sales and service revenues	265.434	222.988	742.720	42.446	19,0
Changes in inventories of work in progress, semifinished and finished goods			1.607		
Increases for capitalized internal construction costs					
Changes in inventories of contract work in progress					
Operating grants					
B. Typical production value	265.434	222.988	744.327	42.446	19,0
Raw materials and outside services	(203.069)	(177.165)	(371.891)	(25.904)	(14,6)
C. Value added	62.365	45.823	372.436	16.542	36,1
Labor cost	(24.254)	(25.635)	(72.687)	1.381	5,4
D. Gross operating profit	38.111	20.188	299.749	17.923	88,8
Depreciation and amortization	(34.245)	(37.864)	(90.017)	3.619	9,6
Other valuation adjustments	(7.772)	(4.757)	(27.054)	(3.015)	(63,4)
Provisions for risks and charges	(1.737)	(1.494)	(22.609)	(243)	(16,3)
Net other income (expenses)	4.406	(1.157)	(2.275)	5.563	ns
F. Operating income	(1.237)	(25.084)	157.794	23.847	(95,1)
Net financial income (expenses)	445		(16.853)		
Net income (expenses) from equity investments	(2.780)		(135.423)		
G. Income before extraordinary items and taxes	(3.572)		5.518		
Net extraordinary income (expenses)	(108.318)		(24.032)		
H. Income before taxes	(111.890)		(18.514)		
Income taxes	90.539		(54.065)		
I. Net income (loss) for the year	(21.351)		(72.579)		
(*) of wich amortization of goodwill	11.556	11.556	54.758

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 23th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer